Contact

www.linkedin.com/in/andrea-pemberton-318b1593 (LinkedIn)

Top Skills

Philosophy of Mind
Ancient Philosophy
World Religions

Languages

French (Limited Working)
Spanish (Limited Working)

Andrea Pemberton

Sustainable Business Strategy @ HBS Board of Trustees @ Parrish Art Museum Art Investment Advisor
New York City Metropolitan Area

Experience

Harvard Business School Online
Business Student
February 2024 - Present (1 year 7 months)
United States

Parrish Art Museum
Member Board of Trustees
September 2023 - Present (2 years)

NOYACK
Member Board of Directors
January 2023 - Present (2 years 8 months)
New York City Metropolitan Area

Self-employed
Art Consultant and Investment Advisor
September 2019 - Present (6 years)
New York, New York, United States

Hammer Museum
Young Patrons, Founding Member
October 2018 - February 2022 (3 years 5 months)
Los Angeles, California, United States

Tappan
4 years

Advisory Board
2019 - 2021 (2 years)
New York City Metropolitan Area

Director
May 2017 - September 2019 (2 years 5 months)
Los Angeles, California, United States

Gagosian Gallery

7 years

Sales, Artist Management, Special Projects

2012 - March 2016 (4 years)

Greater Los Angeles Area

Executive Assistant to Larry Gagosian

2011 - 2012 (1 year)

Gallery Assistant

2010 - 2011 (1 year)

Intern

2009 - 2010 (1 year)

Education

Harvard Business School

Certificate, Leading Change and Organizational Renewal · (February 2025)

Harvard Business School

Certificate, Sustainable Investing · (February 2025 - May 2025)

Harvard Business School

Certificate, Business and Climate Change · (March 2024 - April 2024)

Harvard Business School

Certificate, Sustainable Business Strategy · (February 2024 - March 2024)

Duke University

Bachelor's Degree, Philosophy · (September 2003 - May 2007)